

March 14, 2014

Via E-mail
Leo Yi
Chief Financial Officer
China Commercial Credit, Inc.
No. 1688, Yunli Road, Tongli
Wujiang, Jiangsu Province
People's Republic of China
(86-0512) 636-0022

>   **Re: China Commercial Credit, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 28, 2014**
>   **File No. 333-193360**

Dear Mr. Yi:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   Please note the updating requirements in accordance with Rule 3-12 of Regulation S-X. Please also provide an updated auditors' consent in your next filing as we did not note an updated consent in this Form S-1/A.

Cover Page

2.   Revise the cover page to disclose the term of the purchasers warrants and the representative warrant, e.g., 5 year, etc.

The Company, page 2

3.   We note your response to comment 3 in our letter dated February 10, 2014 and reissue in part.

- Provide another update as to the status of your IPO proceeds and on the recognition for such funds as an increase of the registered capital of Wujiang Luxiang by the relevant government authority;
- Please explain why "it took longer than expected" for you "to get the necessary government approvals within 90 days of closing of the IPO" and disclose any issues or concerns that were raised by the relevant government authorities; and
- Explain in detail how the $5.6 million in IPO proceeds were used prior to being transferred to Wujiang Luxiang. Further explain in detail how any IPO proceeds have been used by, or are currently being used by, Wujiang Luxiang since they have been transferred until they have been approved to increase its registered capital. For example, we note your reference in your response to disclosure on page 19 of your IPO prospectus which states an intention to loan your IPO proceeds "from CCC HK's offshore account to either Wujiang Luxiang's current clients…[or] offshore vendors."

Business Strategy, page 3

4.   We note your response to comment 7 in our letter dated February 10, 2014 and reissue in part. Revise to disclose in this section:

- Your estimate of the monetary penalties in US dollars, disclosed as a percentage at the bottom of page 22, and any other sanctions that you may face if the oral extension for PFL's registered capital were withdrawn or reversed;
- Your plan, disclosed on page 66, for fully capitalizing PFL's registered capital within two years of its incorporation, including your anticipated need for future private or public offerings to do so; and
- A summary of the substantial regulatory uncertainties and restrictions that PFL faces, as discussed in the first and second risk factors on page 22, including the lack of a uniform equipment title registration system across China and an evaluation of the pending China Financial Leasing Law's impact on PFL's business, addressing the likelihood or possibility of unfavorable municipal procedures being adopted more broadly.

5.   With regard to the registered capital of Wujiang Luxiang as disclosed in the last paragraph on page 3 ($44,063,863), advise us as to why it does not equal the $52.8 million as reflected on page F-29.

Use of Proceeds, page 38

6.   We note from your disclosure elsewhere in the prospectus that you intend to retain broad discretion over the use of proceeds in this offering. Please revise these statements and amend your prospectus to state that "the net proceeds from this offering will only be used for the purposes indicated" as you note in your supplemental response, or disclose the specific contingencies that may cause you to use the proceeds from this offering differently from your expected use and specify in your prospectus the alternative way, or ways, that they may be used. Refer to Instruction 7 to Item 504 of Regulation S-K..3

Guarantee Services, page 64

7.   We note your disclosure on page 65 that you expect to start providing guarantee services to borrowers on an Internet portal beginning in March 2014. We also note the news article posted to your website that provides further information about this new service. Please amend your filing to explain in further detail this new service offering and how this business is expected to impact your future revenues and earnings trends. Please also discuss the potential impact this new service offering will have on your current guarantee services in the future in addition to any additional information that will allow for an enhanced understanding.

Part II Information Not Required in Prospectus

Item 15, page II-2

8.   Please revise to disclose the terms of your recently completed private placement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at (202) 551- 3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Benjamin S. Reichel, Esq.